UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)(1)

Avid Bioservices, Inc.

(Name of Issuer)

Series E Preferred Stock

(Title of Class of Securities)

05368M205

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368M205

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,665 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,665 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,665 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person IN

(1)           All 97,665 shares of Series E Convertible Preferred Stock beneficially owned by Mr. Stafford are directly beneficially owned by Ronin Trading, LLC.  Ronin Trading, LLC is owned and managed by John S. Stafford, III.

CUSIP No. 05368M205

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,665 (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,665 (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,665 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person OO

(2)           Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock owned by Ronin Trading, LLC.

CUSIP No. 05368M205

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

CUSIP No. 05368M205

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) to the Statement on Schedule 13D filed on April 17, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on May 19, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 27, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on November 28, 2017 and Amendment No. 7 to the State on Schedule 13D filed on April 17, 2018 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC and Roger Farley relates to the Series E Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2642 Michelle Drive, Suite 200, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 1,647,760 shares of issued and outstanding Preferred Stock as of July 31, 2019, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended July 31, 2019, filed on September 5, 2019.

As of the date hereof, Ronin Trading, LLC directly beneficially owns 97,665 shares of Preferred Stock, representing approximately 5.9% of the outstanding shares of Preferred Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 97,665 shares of Preferred Stock beneficially owned by Ronin Trading, LLC, representing approximately 5.9% of the outstanding shares of Preferred Stock.

As of the date hereof, Mr. Farley directly beneficially owns 1,000 shares of Preferred Stock, representing less than 1% of the outstanding shares of Preferred Stock.

Subsequent to the filing of Amendment No. 7 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities within the last sixty days prior to the filing of this Amendment:

Ronin Trading, LLC

Preferred Stock:

•                                          On October 25, 2019, Ronin Trading, LLC sold  4,641 shares at an average price of $26.6793 per share.

•                                          On October 29, 2019, Ronin Trading, LLC sold  2,266 shares at an average price of $26.5667 per share.

•                                          On October 31, 2019, Ronin Trading, LLC sold  3,810 shares at an average price of $26.4937 per share.

•                                          On November 1, 2019, Ronin Trading, LLC sold  4,030 shares at an average price of $26.6051 per share.

•                                          On November 18, 2019, Ronin Trading, LLC sold  300 shares at an average price of $26.8000 per share.

•                                          On November 19, 2019, Ronin Trading, LLC sold  590 shares at an average price of $26.8000 per share.

•                                          On November 20, 2019, Ronin Trading, LLC sold  100 shares at an average price of $26.6500 per share.

•                                          On November 21, 2019, Ronin Trading, LLC sold  1,897 shares at an average price of $26.4000 per share.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 05368M205

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	November 22, 2019

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer

/s/ John S. Stafford, III
JOHN S. STAFFORD, III

/s/ Roger Farley
Roger Farley